SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Cheetah Mobile Inc.

(Name of Issuer)

Class A ordinary shares

(Title of Class of Securities)

163075 104(1)

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)             This is the CUSIP number for the American depositary shares, each representing ten Class A ordinary shares of the Issuer.

CUSIP No. 163075 104	13G

1	Name of Reporting Person Sheng Fu
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 110,004,513 ordinary shares(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 110,004,513 ordinary shares(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 110,004,513 ordinary shares(1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.8%(2)
12	Type of Reporting Person IN

(1)             Includes (i) 80,000,000 Class B ordinary shares held of record by Sheng Global Limited, a British Virgin Islands company wholly owned by Mr. Fu and (ii) 30,004,513, or 66.7% of the 45,000,000 Class B ordinary shares held of record by FaX Vision Corporation, a British Virgin Islands company 66.7% owned by Sheng Global Limited. The rights of the holders of Class A ordinary shares and Class B ordinary shares of the Issuer are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2)             Calculated on an as-converted basis assuming conversion of all Class B ordinary shares into the same number of Class A ordinary shares.

CUSIP No. 163075 104	13G

1	Name of Reporting Person Sheng Global Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 110,004,513 ordinary shares(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 110,004,513 ordinary shares(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 110,004,513 ordinary shares(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.8%(2)
12	Type of Reporting Person CO

(1)             Includes (i) 80,000,000 Class B ordinary shares held of record by Sheng Global Limited and (ii) 30,004,513, or 66.7% of the 45,000,000 Class B ordinary shares held of record by FaX Vision Corporation, a British Virgin Islands company 66.7% owned by Sheng Global Limited.

(2)             Calculated on an as-converted basis assuming conversion of all Class B ordinary shares into the same number of Class A ordinary shares.

CUSIP No. 163075 104	13G

Item 1(a).	Name of Issuer: Cheetah Mobile Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 12/F, Fosun International Center Tower No. 237 Chaoyang North Road Chaoyang District, Beijing 100022 The People’s Republic of China

Item 2(a).	Name of Person Filing: Sheng Fu Sheng Global Limited
Item 2(b).

Address of Principal Business Office or, if none, Residence:
Sheng Fu

c/o Cheetah Mobile Inc.

12/F, Fosun International Center Tower

No. 237 Chaoyang North Road

Chaoyang District, Beijing 100022

The People’s Republic of China

Sheng Global Limited

c/o Cheetah Mobile Inc.

12/F, Fosun International Center Tower

No. 237 Chaoyang North Road

Chaoyang District, Beijing 100022

The People’s Republic of China

Item 2(c)	Citizenship: Sheng Fu — The People’s Republic of China Sheng Global Limited — British Virgin Islands
Item 2(d).	Title of Class of Securities: Class A ordinary shares
Item 2(e).	CUSIP Number: 163075 104. This is the CUSIP number for the American depositary shares, each representing ten Class A ordinary shares of the Issuer.
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

CUSIP No. 163075 104	13G

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by each of Mr. Sheng Fu and Sheng Global Limited (the “Reporting Persons” and each, a “Reporting Person”) is provided as of December 31, 2014. The calculations are based on a total of 1,416,602,712 ordinary shares issued and outstanding as of December 31, 2014, which includes 288,988,560 Class A ordinary shares and 1,127,614,152 Class B ordinary shares:

	Class A ordinary shares		Class B ordinary shares		Total ordinary shares on an as- converted basis		Percentage of aggregate voting power
(a) Amount beneficially owned:	110,004,513	(1)	110,004,513	(2)	110,004,513	(1)	—
(b) Percent of class:	27.6	%(3)	9.8%		7.8	%(4)	9.5	%(5)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	110,004,513	(1)	110,004,513	(2)	110,004,513	(1)	—
(ii) Shared power to vote or to direct the vote	0		0		0		—
(iii) Sole power to dispose or to direct the disposition of	110,004,513	(1)	110,004,513	(2)	110,004,513	(1)	—
(iv) Shared power to dispose or to direct the disposition of	0		0		0		—

Notes:

Sheng Global Limited is the record holder of 80,000,000 Class B ordinary shares of the Issuer. Sheng Global Limited is wholly owned by Mr. Sheng Fu. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Fu may be deemed to beneficially own all of the shares held by Sheng Global Limited.

In addition, Sheng Global Limited beneficially owns 30,004,513, or 66.7% of the 45,000,000 Class B ordinary shares held of record by FaX Vision Corporation, a British Virgin Islands company 66.7% owned by Sheng Global Limited. Sheng Global Limited has the sole voting and dispositive power over 30,004,513 Class B ordinary shares of the Issuer held by FaX Vision Corporation. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of Mr. Sheng Fu and Sheng Global Limited may be deemed to beneficially own such shares held by FaX Vision Corporation.

(1)         Represents (a) 80,000,000 Class B ordinary shares held of record by Sheng Global Limited, which may also be deemed to be beneficially owned by Mr. Fu, and (b) 30,004,513, or 66.7% of the 45,000,000 Class B ordinary shares held of record by FaX Corporation Limited that may be deemed to be beneficially owned by each of Mr. Fu and Sheng Global Limited. The Class B ordinary shares are convertible into the same number of Class A ordinary shares at any time at the option of each Reporting Person. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares (which are convertible into shares of Class A ordinary shares) held by each Reporting Person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by each Reporting Person and (ii) calculating the percentages of the Class A ordinary shares owned by such person. Consequently, all Class A ordinary shares amounts and percentages are inclusive of the Class B ordinary shares amounts and percentages set forth herein.

(2)         Represents 110,004,513 Class B ordinary shares beneficially owned by each Reporting Person.

(3)         To derive this percentage, (x) the numerator is a total of 110,004,513 Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by each Reporting Person, and (y) the denominator is the sum of (i) 288,988,560, being the number of the Issuer’s total Class A ordinary shares outstanding at December 31, 2014 and (ii) 110,004,513, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by each Reporting Person.

(4)         To derive this percentage, (x) the numerator is a total of 110,004,513 Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by each Reporting Person, and (y) the denominator is the sum of (i) 288,988,560, being the number of the Issuer’s total Class A ordinary shares outstanding at December 31, 2014, (ii) 1,127,614,152, being the number of the Issuer’s total Class B ordinary shares outstanding at December 31, 2014 that are convertible into the same number of Class A ordinary shares.

(5)         Percentage of aggregate voting power represents voting power of all ordinary shares held by each Reporting Person with respect to all outstanding shares of the Issuer’s Class A and Class B ordinary shares. Each holder of the Issuer’s Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of the Issuer’s Class B ordinary shares is entitled to ten votes per Class B ordinary share.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

CUSIP No. 163075 104	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2015

Sheng Fu	/s/ Sheng Fu
Sheng Fu

Sheng Global Limited	By:	/s/ Sheng Fu
	Name:	Sheng Fu
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement